     As Filed with the Securities and Exchange Commission on July 2, 2001
                       Registration No. ________________

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------
                                    Form S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------


                            SIERRA PACIFIC RESOURCES
                          (Exact name of registrant as
                            specified in its charter)

                                     NEVADA
                         (State or other jurisdiction of
                         incorporation or organization)

                                   88-0198358
                                (I.R.S. Employer
                             Identification Number)

                         P.O. BOX 30150 (6100 NEIL ROAD)
                             RENO, NEVADA 89520-3150
                                 (775) 834-4011
                          (Address, including zip code,
                         and telephone number, including
                           area code, of registrant's
                          principal executive offices)


                    ----------------------------------------
                            WILLIAM E. PETERSON, ESQ.
         Senior Vice President, General Counsel and Corporate Secretary
                            Sierra Pacific Resources
                         P.O. Box 30150 (6100 Neil Road)
                             Reno, Nevada 89520-3150
                                 (775) 834-4011
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                    ----------------------------------------
                                 With copies to:

       WILLIAM C. ROGERS, ESQ.                   J. ANTHONY TERRELL, ESQ.
       Choate, Hall & Stewart                    Thelen Reid & Priest LLP
          53 State Street                           40 West 57th Street
    Boston, Massachusetts 02109                  New York, New York 10019
          (617) 248-5000                              (212) 603-2000

     Approximate date of commencement of proposed sale to public: when market conditions warrant after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ x ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is to be a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the registration statement of the earlier effective registration statement for the same offering. [ ]

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                    ----------------------------------------


                         CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                              PROPOSED              PROPOSED
                                                               MAXIMUM               MAXIMUM
      TITLE OF EACH CLASS OF              AMOUNT TO BE    OFFERING PRICE PER        AGGREGATE            AMOUNT OF
   SECURITIES TO BE REGISTERED             REGISTERED         SHARE (2)         OFFERING PRICE (2)    REGISTRATION FEE
   ---------------------------             ----------         ---------         ------------------    ----------------
   Common Stock, $1.00 par value (1)       20,000,000          $15.155              $303,100,000             $75,775

------------------------------------------

     (1) There are also registered hereunder the Common Stock Purchase Rights issued and attached to the Common Stock of Sierra Pacific Resources pursuant to the Amended and Restated Rights Agreement between Sierra Pacific Resources and Wells Fargo Bank Minnesota, N.A., as successor Rights Agent, originally dated as of September 21, 1999 and amended and restated as of February 28, 2001.

     (2) Estimated solely for the purpose of calculating the registration fee. Determined on the basis of the average of the high and low sales prices of the Common Stock reported in the consolidated reporting system for trades on the New York Stock Exchange on June 28, 2001 in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee.



     THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
     SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THIS OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED JULY 2, 2001

     P R O S P E C T U S

                                     [LOGO]

                                20,000,000 SHARES

                            SIERRA PACIFIC RESOURCES

                                  COMMON STOCK

                         ------------------------------

     By this prospectus, we may offer from time to time up to 20,000,000 shares of our common stock. Our common stock is listed on the New York Stock Exchange under the symbol "SRP."

     When we offer common stock, we will provide you with a prospectus supplement or a term sheet describing the terms of the specific issue of common stock including the offering price.

                         ------------------------------



     INVESTING IN COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 1 OF THIS PROSPECTUS.

     You should read this prospectus and the prospectus supplement or term sheet relating to the specific issue of common stock carefully before you invest.

                         ------------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                         ------------------------------





             The date of this prospectus is _____________ __, 2001.

                                TABLE OF CONTENTS
                                                                           Page
RISK FACTORS..............................................................   1
SIERRA PACIFIC RESOURCES..................................................   3
RECENT DEVELOPMENTS.......................................................   3
USE OF PROCEEDS...........................................................   3
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY...........................   4
DESCRIPTION OF THE COMMON STOCK...........................................   4
PLAN OF DISTRIBUTION......................................................   7
WHERE YOU CAN FIND MORE INFORMATION.......................................   7
INCORPORATION OF INFORMATION WE FILE WITH THE SECURITIES
    AND EXCHANGE COMMISSION...............................................   8
LEGAL OPINIONS............................................................   9
EXPERTS...................................................................   9

                                  RISK FACTORS

     You should carefully consider the risk factors described below, as well as the other information included or incorporated by reference in this prospectus, before making an investment in our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known or that we currently believe to be immaterial may also adversely affect us.

WE CANNOT PREDICT WHEN OR IF OUR BOARD OF DIRECTORS WILL DECIDE TO RESUME THE PAYMENT OF DIVIDENDS ON OUR COMMON STOCK OR, IF A DIVIDEND PAYMENT IS RESUMED, WHETHER OR NOT IT WILL CONTINUE AND AT WHAT LEVEL.

     Dividends on our common stock are considered periodically by our Board of Directors, subject to factors that ordinarily affect dividend policy, such as earnings, cash flow, estimated future earnings and cash flow, business conditions, regulatory factors, our financial condition and other matters. As discussed in this prospectus and in the documents incorporated by reference, our business is subject to a variety of risks and uncertainties (including, but not limited to, the risk factors discussed in this section), which affect the Board's decisions regarding dividends.

     Our primary source of funds for the payment of dividends is dividends paid by our two utility subsidiaries, Nevada Power Company ("NPC") and Sierra Pacific Power Company ("SPPC") on their common stock, all of which we own. As discussed in this prospectus and the incorporated documents, the unprecedented conditions in the wholesale energy markets have negatively affected our earnings and the earnings of our two utility subsidiaries prior to the restoration of deferred energy accounting in Nevada. As a result, on April 13, 2001, our Board of Directors decided not to pay the common stock dividend that, if it had followed historical practices, would have been paid in May 2001. Although the Board will continue to review the above-described factors on a periodic basis to determine if and when it would be prudent to declare a dividend on our common stock, we cannot assure you that dividends will be paid in the future, or that, if paid, the dividends will be at the same amount or frequency as paid in the past.

BECAUSE OF HIGH WHOLESALE POWER AND FUEL PRICES IN THE WESTERN UNITED STATES, A DECREASE IN POWER AVAILABILITY FROM OUR OWN POWER PLANTS OR AT PLANTS FROM WHICH WE ARE PURCHASING POWER, OR AN INCREASE IN CUSTOMER DEMAND THAT REQUIRES US TO PURCHASE MORE POWER, COULD ADVERSELY IMPACT OUR CASH FLOW.

     Starting in the second quarter of 2000, wholesale power prices rose dramatically and remain significantly above historic levels throughout the western United States. Although our utility subsidiaries have contracted for their expected purchased power requirements through 2001, if our power plants do not operate as planned, if counterparties to our purchased power contracts are not able to deliver the power called for under those contracts, or if weather conditions cause retail loads to increase, we could have to spend additional money to buy higher cost power. These purchases could have an adverse impact on our cash flow and, if not ultimately authorized for recovery by regulators, on our earnings.

IF WE ARE UNABLE TO RECOVER DEFERRED PURCHASED POWER AND FUEL COSTS, WE MAY EXPERIENCE AN ADVERSE IMPACT ON CASH FLOW AND EARNINGS.

     Under recent Nevada legislation, purchased power and fuel costs in excess of those included in base rates are deferred as an asset on NPC's and SPPC's balance sheets and are not shown as an expense until recovered from our retail customers. As described in more detail in our Quarterly Report on Form 10-Q for the Quarter ended March 31, 2001, the new legislation requires our utility subsidiaries to file periodic rate cases with the Public Utilities Commission of Nevada ("PUCN") to determine the prudency of the excess energy costs and to clear the deferred accounts. The legislation also requires the PUCN to act on these cases within a specified time period. NPC and SPPC will be able to recover these balances of deferred costs only in the amounts, and over the time periods, authorized by the PUCN.

WE WILL NEED TO FINANCE A SIGNIFICANT PORTION OF OUR OPERATIONS AND CAPITAL EXPENDITURES IF THE DEFERRED ENERGY BALANCES AT NPC AND SPPC ARE AS HIGH AS ANTICIPATED. THE AMOUNT OF DEBT WE INCUR COULD ADVERSELY AFFECT OUR CASH FLOW AND EARNINGS. WE WILL NEED TO BE ABLE TO ACCESS THE CAPITAL MARKETS AND WILL NEED TIMELY REGULATORY ORDERS IN ORDER TO DO SO.

     We have incurred significant long-term debt to maintain working capital and to support capital expenditures. At May 31, 2001, we had total consolidated long-term debt of approximately $3.3 billion. The cash requirements to service our short-term and long-term debt could reduce the amount of cash flow available to fund working capital, the deferral accounts discussed above, capital expenditures and other corporate requirements.

     In addition, we will continue to need additional working capital and to finance capital expenditures. Our ability to access the capital markets at competitive rates may be affected by adverse developments at California utilities or at other utilities in the western United States. Our utility subsidiaries must also obtain regulatory approval in Nevada in order to borrow money or to issue securities and will therefore be dependent on the PUCN to issue favorable orders in a timely manner to permit them to finance their operations and to purchase power and fuel necessary to serve their customers

WE ARE SUBJECT TO THE RISKS INHERENT IN THE UTILITY BUSINESS, INCLUDING THE COST AND AVAILABILITY OF FUEL AND PURCHASED POWER AS WELL AS THE POSSIBILITY OF PLANT OUTAGES. WE ARE ALSO SUBJECT TO REGULATORY RISKS, SUCH AS INCREASED ENVIRONMENTAL REGULATION AND OBTAINING SATISFACTORY RATE RELIEF, AS WELL AS TO RISKS ASSOCIATED WITH DEREGULATION OF ENERGY MARKETS.

     The utility business involves many operating risks. For example, there may be a breakdown or failure of electrical generating or other equipment or facilities, fuel interruption or performance below expected levels of output or efficiency. Also, most of our facilities use natural gas or coal in their generation of electricity. The market prices and availability of natural gas and coal fluctuate. Although we utilize purchasing strategies to mitigate fluctuations in commodity prices, increasing prices for these commodities or a lack of availability could impair our cash flow and, if not ultimately recovered, on our earnings.

     In addition, the utility business is subject to a number of energy, environmental and other governmental laws and regulations. Significant changes in these laws or regulations could increase the amount we must invest to bring our facilities into compliance. In addition, the prices we are allowed to charge for our electric and natural gas services are intended to provide, after recovery of allowable operating expenses, an opportunity to earn a reasonable rate of return. The regulatory commissions of Nevada and California, as well as the Federal Energy Regulatory Commission ("FERC"), may limit our ability to pass operating expenses through to our customers or may otherwise limit our ability to earn a reasonable rate of return.

     During the past several years, wholesale power markets have been affected by the restructuring of electric utility regulation at both federal and state levels. In particular, deregulation in California, combined with increased demand and limitations on supply, has affected wholesale power prices throughout the West. In Nevada, the Legislature has reacted to these developments by passing a law which stopped electric restructuring and halted the sale of our power plants, at least until 2003. The Legislature also passed a law which gives large electric customers the ability to purchase power from other providers, although this law is currently the subject of a legal challenge.
More recently, FERC expanded its wholesale electricity price controls to the spot electric market throughout the eleven-state western energy market. We are unable to predict what impact these legislative and regulatory developments will have on our business or our earnings. In addition, we cannot predict whether other legislative or regulatory actions may be taken at either the federal or the state level.

                            SIERRA PACIFIC RESOURCES

GENERAL

     Sierra Pacific Resources engages primarily in the energy business through several subsidiaries. Our two largest subsidiaries, Nevada Power Company and Sierra Pacific Power Company, are regulated public utilities. Nevada Power Company provides electricity to the City of Las Vegas and the surrounding area in southern Nevada. Sierra Pacific Power Company provides electricity to western, central and northeastern Nevada, including the cities of Reno, Sparks, Carson City and Elko, and to the Lake Tahoe area of California. Sierra Pacific Power Company also provides natural gas to the cities of Reno and Sparks and surrounding areas.

     The principal executive office of Sierra Pacific Resources is P.O. Box 301500 (6100 Neil Road), Reno, Nevada 89520-3150, and the telephone number is
(775) 834-4011.

     In this prospectus, "Sierra Pacific," "we," "us" and "our" refer specifically to Sierra Pacific Resources, the holding company.

                               RECENT DEVELOPMENTS

SALE OF SIERRA PACIFIC POWER COMPANY'S WATER BUSINESS

     On June 11, 2001, Sierra Pacific Power Company completed the sale of its water business assets (excluding hydroelectric generation assets) to the Truckee Meadows Water Authority. The sale included treatment facilities, distribution infrastructure, surface and ground water rights, and storage rights. Sierra Pacific Power Company received $319 million in net proceeds from the sale consisting of the $342 million sales price reduced by $21.5 million to be refunded to customers over a fifteen-month period after the close of the sale and other adjustments totaling $1.5 million.

GENERAL AND REFUNDING MORTGAGE BOND OFFERINGS

     On May 24, 2001, Nevada Power Company issued $350 million of its 8.25% General and Refunding Mortgage Bonds, Series A, due June 1, 2011. The bonds were issued under and secured by a General and Refunding Mortgage Indenture dated as of May 1, 2001 that is subject to the prior lien of the Company's Indenture of Mortgage dated as of October 1, 1953. The proceeds of the issuance were used to refinance, discharge or refund outstanding indebtedness including commercial paper and short-term debt balances.

     On May 24, 2001, Sierra Pacific Power Company issued $320 million of its 8% General and Refunding Mortgage Bonds, Series A, due June 1, 2008. The bonds were issued under and secured by a General and Refunding Mortgage Indenture dated as of May 1, 2001 that is subject to the prior lien of the Company's Indenture of Mortgage dated as of December 1, 1940. The proceeds of the issuance were used to refinance, discharge or refund outstanding indebtedness including commercial paper and short-term debt balances.

                                 USE OF PROCEEDS

     We intend to use the net proceeds from the sale of our common stock for general corporate purposes, which will include additional capital contributions to Sierra Pacific's subsidiaries and the repayment of debt. Until we use the net proceeds from the sale of common stock for general corporate purposes, we may use the net proceeds for temporary investments.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock is listed on The New York Stock Exchange under the symbol "SRP." The following table shows the dividends declared and the high and low reported closing sale prices of the common stock on the NYSE Composite Tape for the stated calendar quarter.

                                             DIVIDENDS
                                               PAID
                                             PER SHARE       HIGH     LOW
                                             ---------       ----     ---
            2001       First Quarter           $.250      $16.500     $10.560
                       Second Quarter           .000       17.000      12.700

            2000       First Quarter           $.250      $18.437     $12.125
                       Second Quarter           .250       15.687      12.500
                       Third Quarter            .250       19.437      12.562
                       Fourth Quarter           .250       18.062      14.875

            1999       First Quarter            .325       39.875      33.375
                       Second Quarter           .340       37.000      34.500
                       Third Quarter*           .250       39.125      21.125
                       Fourth Quarter           .250       23.312      16.875

     *Our merger with Nevada Power Company was consummated on July 28, 1999.

     On April 13, 2001, we announced that we would not be paying the dividend historically paid on May 1st. Dividends are considered periodically by our Board of Directors and are subject to factors that ordinarily affect dividend policy, such as current and prospective earnings, current and prospective business conditions, regulatory factors, our financial condition and other matters within the discretion of the Board. Although the Board will continue to review these factors on a periodic basis to determine if and when it would be prudent to declare a dividend on our common stock, we cannot assure you that dividends will be paid in the future, or that, if paid, the dividends will be at the same amount or frequency as paid in the past.

     Our primary source of funds for the payment of dividends to our stockholders is dividends paid by Nevada Power Company and Sierra Pacific Power Company on their common stock, all of which is owned by us. These two subsidiaries are public utilities and are subject to regulation by state utility commissions which may impose limits on investment returns or otherwise impact the amount of dividends which may be paid by those companies.
Moreover, the articles of incorporation of Sierra Pacific Power Company contain restrictions on the payment of dividends on that subsidiary's common stock in the event of a default in the payment of dividends on that company's preferred stock. Similarly, the terms of certain outstanding series of first mortgage bonds of both Nevada Power Company and Sierra Pacific Power Company contain quantitative limits on the amount of dividends that may be paid on each company's common stock. Finally, the bank credit facilities of Nevada Power Company and Sierra Pacific Power Company prohibit the payment of dividends on each company's common stock if that company is in default under the terms of the relevant credit facility.


                          DESCRIPTION OF THE COMMON STOCK

     Our authorized capital stock consists of 250,000,000 shares of common stock, $1.00 par value per share. The following description of our common stock summarizes provisions of, and is qualified in its entirety by reference to, our Articles of Incorporation and the laws of the State of Nevada.

     All shares of common stock participate equally with respect to dividends and rank equally upon liquidation. Each share of common stock is entitled to one vote per share at all meetings of stockholders. The common stock has no preemptive rights and does not have cumulative voting rights.

     The Board of Directors is classified, consisting of three classes of equal (or nearly equal) membership serving staggered three-year terms. The vote of the holders of two-thirds of the issued and outstanding shares of common stock is required to remove a director or directors from office or to amend the provisions of the Articles of Incorporation relating to election and removal of directors, unless, in the case of such an amendment, two-thirds of the Board of Directors approves the amendment, in which case the approval of the holders of a majority of the outstanding common stock is required.

     The vote of the holders of two-thirds of the issued and outstanding shares of common stock, in addition to any class vote required by law, is required to effect certain mergers, sales of assets or stock issuances involving Sierra Pacific and any holder of more than 10 percent of the common stock, unless certain "fair price" criteria and procedural requirements are satisfied or the transaction is approved by a majority of the directors (excluding any director affiliated with such 10 percent stockholder). The vote of the holders of two-thirds of the issued and outstanding shares of common stock is required to amend these "fair price" provisions.

     Except as described above, we may amend our Articles of Incorporation upon the affirmative vote of the holders of a majority of the issued and outstanding shares of common stock.

     In the event of any liquidation, dissolution or winding-up of Sierra Pacific, the holders of common stock are entitled to receive pro rata the assets and funds of Sierra Pacific remaining after satisfaction of all of its creditors.

     Our transfer agent and registrar is Wells Fargo Shareowner Services.

RIGHTS AGREEMENT

     We are a party to a Rights Agreement which is designed to deter

     o    partial and two-tier tender offers,

     o    stock accumulation programs, and

     o other coercive tactics which might be used to gain control of Sierra Pacific without giving the Board of Directors the opportunity to negotiate on behalf of our stockholders.

     Under the Rights Agreement, one stock purchase right was distributed to the holders of each share of common stock outstanding on October 31, 1999. One right has been, and will continue to be, issued for each share of common stock issued since that date.

     Each right entitles its holder to purchase from Sierra Pacific one share of common stock at a purchase price of $75.00 per share under specific circumstances. That purchase price may be adjusted under the terms of the Rights Agreement.

     PRIOR TO A DISTRIBUTION DATE,

     o the rights will be evidenced by the certificates for the associated common stock,

     o    no separate rights certificates will be issued, and

     o    the rights will not be exercisable.

     FOLLOWING A DISTRIBUTION DATE, the rights will

     o    trade separately from the common stock, and

     o    be evidenced by separate rights certificates.

     If any person, other than Sierra Pacific and its affiliates, becomes the beneficial owner of 15 percent or more of the outstanding shares of common stock, each holder of a right will be entitled to receive common stock, or, in certain circumstances, cash, property or other securities of Sierra Pacific, having a value equal to two times the exercise price of the right. This common stock, cash, property or other securities may be obtained by the holder of the right by exercising the right at its then current exercise price. Rights may not be exercised in connection with a tender or exchange offer for all outstanding shares of common stock at a price and on terms which a majority of the Board of Directors determines to be fair on the basis of criteria set forth in the Rights Agreement.

     The Rights Agreement provides that a DISTRIBUTION DATE will occur upon the earlier of:

     o 10 business days following the first date of a public announcement that a person or group of affiliated or associated persons, other than Sierra Pacific and its affiliates (an "Acquiring Person"), has acquired, or obtained the right to acquire, beneficial ownership of 15 percent or more of the outstanding common stock (such first date being called the "Stock Acquisition Date"), or

     o 10 business days, or a later date determined by a majority of Sierra Pacific's Board of Directors, following the commencement of, or a public announcement of an intention to make, a tender or exchange offer if, upon the consummation the tender or exchange offer, the Acquiring Person would be the beneficial owner of 15 percent or more of the outstanding common stock.

If at any time following the Stock Acquisition Date,

     o Sierra Pacific is acquired in a merger or other business combination transaction, or

     o    50 percent or more of its assets or earning power are sold,

each holder of a right will be entitled to receive common stock of the acquiring or surviving company having a value equal to two times the exercise price of the right. This common stock may be obtained by the holder of the right by exercising that right at its then current exercise price.

     After any of the transactions referred to in the preceding two paragraphs occur, any rights that are, or under circumstances specified in the Rights Agreement were, beneficially owned by any Acquiring Person will immediately become void.

     The Rights Agreement provides that the purchase price payable, and the number of shares of common stock or other securities or property issuable, upon exercise of the rights will be adjusted to prevent dilution.

     After an Acquiring Person acquires beneficial ownership of 15 percent or more of the outstanding common stock and before that Acquiring Person acquires 50 percent or more of the outstanding common stock, the Board of Directors of Sierra Pacific may exchange the rights, partially or completely, at an exchange ratio of one share of common stock per right. This exchange ratio may be adjusted in particular situations. Rights owned by that Acquiring Person which have become void may not be exchanged.

     At any time prior to the earlier of (i) 10 days after an Acquiring Person has acquired beneficial ownership of 15 percent or more of the outstanding common stock, or (ii) October 31, 2009, Sierra Pacific may redeem the rights in whole at a price of $.01 per right. A partial redemption of rights in that situation is not permitted.

Immediately after the Board of Directors orders redemption of the rights, the rights will terminate and the only entitlement of the holders of rights will be to receive the redemption price.

     Until a right is exercised, its holder will have no rights as a stockholder of Sierra Pacific solely as a result of holding the right. The rights will expire on October 31, 2009, unless they have been exercised in connection with a transaction of the type described below or unless the Company exchanged or redeemed them earlier in the manner described below. The Board of Directors of the Company may decide to extend, amend or terminate the Rights Agreement following October 31, 2009. Any action by the Board of Directors affecting the Rights Agreement will be described in our reports filed with the Securities and Exchange Commission.

                              PLAN OF DISTRIBUTION

     We may sell the common stock being offered hereby in one or more of the following ways from time to time:

     o to underwriters for resale to the public or to institutional investors;

     o    directly to institutional investors;

     o    directly to agents;

     o    through agents to the public or to institutional investors; or

     o if indicated in the prospectus supplement, pursuant to delayed delivery contracts, by remarketing firms or by other means.

     The prospectus supplements will set forth the terms of the offering of common stock, including the name or names of any underwriters or agents, the purchase price of the common stock and the proceeds to Sierra Pacific from the sale, any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation and any discounts or concessions allowed or reallowed or paid to dealers.

     If underwriters are utilized in the sale, the common stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, or at market or varying prices determined at the time of sale.

     Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase common stock will be subject to conditions precedent and the underwriters will be obligated to purchase all of the common stock if any is purchased.

     If a dealer is utilized in the sale of the common stock, Sierra Pacific will sell the common stock to the dealer, as principal. The dealer may then resell the common stock to the public at varying prices to be determined by the dealer at the time of resale.

     Underwriters, agents and dealers may be entitled under agreements entered into with Sierra Pacific to indemnification by Sierra Pacific against civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof. Underwriters, agents and dealers may be customers of, engage in transactions with, or perform services for Sierra Pacific and its subsidiaries and affiliates in the ordinary course of business.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are available over the Internet at the Securities and Exchange Commission's web site at http://www.sec.gov. You may also read and copy any document we file by visiting the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. You may also inspect our Securities and Exchange Commission reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission covering the common stock. For further information on Sierra Pacific and the common stock, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

INCORPORATION OF INFORMATION WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION

     The Securities and Exchange Commission allows us to incorporate by reference the information we file with them, which means:

     o    incorporated documents are considered part of the prospectus;

     o we can disclose important information to you by referring you to those documents; and

     o information that we file with the Securities and Exchange Commission will automatically update and supersede this incorporated information.

     We incorporate by reference the documents listed below which were filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934:

     o    our annual report on Form 10-K for the year ended December 31, 2000;

     o our quarterly report on Form 10-Q for the quarter ended March 31, 2001; and

     o our current report on Form 8-K dated May 18, 2001 containing pro forma financial information showing the effect of the recent sale of Sierra Pacific Power Company's water business.

     We also incorporate by reference each of the following documents that we will file with the Securities and Exchange Commission after the date of this prospectus until this offering is completed or after the date of this initial registration statement and before effectiveness of the registration statement:

     o reports filed under Sections 13(a) and (c) of the Securities Exchange Act of 1934;

     o definitive proxy or information statements filed under Section 14 of the Securities Exchange Act of 1934 in connection with any subsequent stockholders' meeting; and

     o any reports filed under Section 15(d) of the Securities Exchange Act of 1934.

     You should rely only on information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

     You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial condition and results of operations may have changed since that date.

     You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address: Treasurer, Sierra Pacific Resources, P.O. Box 30150 (6100 Neil Road), Reno Nevada 89520-3150, Telephone: (775) 834-5640.

                                 LEGAL OPINIONS

     Unless otherwise indicated in the prospectus supplement, certain legal matters will be passed upon for Sierra Pacific by Choate, Hall & Stewart (a partnership including professional corporations), Boston, Massachusetts, counsel to Sierra Pacific. Matters of Nevada law will be passed upon by Woodburn and Wedge, Reno, Nevada. Legal matters in connection with the offered securities will be passed upon for the underwriters by Thelen Reid & Priest LLP, New York, New York. Thelen Reid & Priest LLP also represents Sierra Pacific and its utility subsidiaries in connection with certain federal income tax matters.

                                     EXPERTS

     The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from Sierra Pacific's Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                     PART II

     ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the offering described in this Registration Statement.

      Securities and Exchange Commission Registration Fee         $ 75,775
      Blue sky fees and expenses (including legal fees)           $ 10,000*
      Legal fees and expenses                                     $150,000*
      Stock Exchange Listing Fees                                 $  3,500*
      Accounting fees and expenses                                $ 30,000*
      Printing and engraving expenses                             $115,000*
      Transfer Agent Fees                                         $  3,000*
      Miscellaneous                                               $ 22,725*
      Total Expenses                                              $410,000*

     * Estimated

     ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Nevada Revised Statutes provide that a corporation's articles of incorporation may include a provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer. However, such a provision may not eliminate or limit the liability of a director or officer for (1) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (2) the payment of certain distributions in violation of Chapter 78 of the Nevada Revised Statutes.

     Sierra Pacific's Restated Articles of Incorporation provide that no director, officer, employee, fiduciary or authorized representative of the company shall be personally liable for monetary damages as such for any action taken, or any failure to take any action, as a director, officer or other representative capacity to the fullest extent that the laws of the State of Nevada permit elimination or limitation of the liability of directors and officers.

     The Nevada Revised Statutes also provide that under certain circumstances, a corporation may indemnify any person for amounts incurred in connection with a pending, threatened or completed action, suit or proceeding in which he is, or is threatened to be made, a party by reason of his being a director, officer, employee or agent of the corporation or serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, if such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. With respect to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court to be liable to the corporation or for amounts paid in settlement to the corporation, unless the court determines that the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     Sierra Pacific's Restated Articles of Incorporation provides in substance that every director and officer of Sierra Pacific shall be entitled to indemnification against reasonable expense and any liability incurred in connection with the defense of any actual or threatened claim, action, suit or proceeding, civil, criminal, administrative, investigative or other, whether brought by or in the right of the company or otherwise, in which he or she may be involved, as a party or otherwise, by reason of being or having been a director or officer of Sierra Pacific or by reason of the fact that such person is or was serving at the request of the company as a director, officer, employee, fiduciary or other representative of another corporation, partnership, joint venture, trust, employee benefit plan or other entity, except to the extent prohibited by law.

     Sierra Pacific has purchased insurance coverage under a policy insuring its directors and officers against certain liabilities which they may incur in their capacity as such.

     See "Item 17. Undertakings" for a description of the Securities and Exchange Commission's position regarding such indemnification provisions.

     ITEM 16. EXHIBITS

     See Index to Exhibits immediately preceding the Exhibits included as part of this Registration Statement.

     ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reno, State of Nevada, on the 2nd day of July, 2001.

                                       SIERRA PACIFIC RESOURCES


                                       By /s/ Walter M. Higgins III
                                         ---------------------------------------
                                         Walter M. Higgins III
                                         President and Chief Executive Officer


                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Walter M. Higgins III, William E. Peterson, Mark A. Ruelle and Richard K. Atkinson and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


SIGNATURE                                TITLE                         DATE
---------                                -----                         ----

/s/ Walter M. Higgins III    Chief Executive Officer, President     July 2, 2001
-------------------------    and Director
Walter M. Higgins III



/s/ Mark A. Ruelle           Senior Vice President and              July 2, 2001
-------------------------    Acting Chief Financial Officer
Mark A. Ruelle


/s/ John E. Brown
-------------------------    Controller                             July 2, 2001
John E. Brown


/s/ Edward P. Bliss
-------------------------    Director                               July 2, 2001
Edward P. Bliss

SIGNATURE                                TITLE                         DATE
---------                                -----                         ----


/s/ Mary Lee Coleman
-------------------------    Director                               July 2, 2001
Mary Lee Coleman


/s/ Krestine M. Corbin
-------------------------    Director                               July 2, 2001
Krestine M. Corbin


/s/ Theodore J. Day
-------------------------    Director                               July 2, 2001
Theodore J. Day


/s/ James R. Donnelley
-------------------------    Director                               July 2, 2001
James R. Donnelley


/s/ Fred D. Gibson Jr.
-------------------------    Director                               July 2, 2001
Fred D. Gibson Jr.


/s/ Jerry E. Herbst
-------------------------    Director                               July 2, 2001
Jerry E. Herbst


/s/ James L. Murphy
-------------------------    Director                               July 2, 2001
James L. Murphy


/s/ John F. O'Reilly
-------------------------    Director                               July 2, 2001
John F. O'Reilly


/s/ Dennis E. Wheeler
-------------------------    Director                               July 2, 2001
Dennis E. Wheeler

                                  EXHIBIT INDEX


               DESCRIPTION

1.1*           Form of Purchase Agreement
4.1            Amended and Restated Rights Agreement dated as of February 28,
               2001 between Sierra Pacific Resources and Wells Fargo Bank
               Minnesota, N.A., as successor Rights Agent
5.1*           Opinion of Choate, Hall & Stewart
5.2*           Opinion of Woodburn and Wedge
23.1           Consent of Deloitte & Touche LLP
23.2*          Consent of Choate, Hall & Stewart (to be included in Exhibit 5.1)
23.3*          Consent of Woodburn and Wedge (to be included in Exhibit 5.2)
23.5*          Consent of tax counsel
24.1           Powers of Attorney (included on signature page)

-----------

* To be filed by amendment or under subsequent Form 8-K.